Exhibit 99.1

Press release

Biophytis targets mobility restoration

in patients with obesity

Paris (France) and Cambridge (Massachusetts, USA), April 22, 2025 – 7:00 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in developing treatments for age-related diseases strentghens its position as one of the leading players in preserving muscle function in patients with obesity treated with GLP-1 therapies. While these treatments are revolutionizing obesity care by delivering significant weight loss, they also induce a concerning loss of muscle mass, which can compromise patients' mobility, strength, and quality of life. It is now essential to move beyond viewing weight loss purely in quantitative terms and focus instead on the quality of weight loss—meaning the reduction of fat mass while preserving muscle mass and improving functional mobility. The development of BIO101 in combination with GLP-1 medications is fully aligned with this goal.

The recently disclosed preclinical results demonstrate that the drug candidate BIO101, in combination with GLP-1 therapies, enables high-quality weight loss and improves muscle function and strength.

Biophytis is thus specifically targeting a high-value subpopulation: patients with obesity treated with GLP-1 therapies. Thanks to its mechanism of action, BIO101 paves the way for a new generation of combination treatments focused on the quality of weight loss and the restoration of mobility for patients.

In a global obesity market projected to reach $100 billion by 20301, this progress addresses a major and unmet need, as 96% of patients with obesity experience a specific impairment in muscle strength2. Beyond market potential, Biophytis is establishing itself as a leader in the future commercialization of a therapeutic arsenal to meet this need. Lilly’s acquisition of Versanis for nearly $2 billion in 2023 demonstrates that pharmaceutical companies are recognizing the need to combine GLP-1s with other molecules to limit muscle mass loss. Biophytis is the only player in the market offering a solution primarily focused on muscle quality and mobility restoration.

Stanislas Veillet, CEO of Biophytis, stated: “GLP-1 treatments have marked a major step forward in the fight against obesity, but they expose patients to a loss of muscle mass, which can have serious consequences. BIO101 is a game-changer because it should allow when combined with GLP-1 not only for weight loss, but also for preserving muscle mass and improving mobility. This is a unique opportunity for Biophytis to address an unmet medical need in a rapidly expanding market.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

1 Source : Goldman Sachs Intelligence, Anti-obesity market

2 Source : Valenzuela et al. BMC Musculoskeletal Disorders (2020) 21:200, (2) Obesity management strategies should cut fat, not muscle | International Journal of Obesity

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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